Exhibit 99.3

Grande Group Limited

(a BVI business company incorporated in the British Virgin Islands with limited liability)

(NASDAQ: GRAN)

Suite 2701, 27/F., Tower 1,

Admiralty Center, 18 Harcourt Road,

Admiralty, Hong Kong

September 23, 2026

Dear Shareholders:

You are cordially invited to attend a class meeting of holders of Class B Ordinary Shares of Grande Group Limited (the “Class B Meeting”) to be held as a virtual-only meeting via live webcast online, on October 21, 2026 at 11:00PM Hong Kong Time (October 21, 2026 at 11:00AM U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which will be convened on the same day via live webcast online). The matters to be acted upon at the Class B Meeting are set forth and described in the Class B Meeting Notice and Proxy Statement, which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the Class B Meeting. Whether or not you expect to attend the Class B Meeting, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, no later than the time for holding the Class B Meeting or adjourned or postponed Class B Meeting in accordance with the currently effective memorandum and articles of association. You may, of course, attend the Class B Meeting and vote even if you have signed and returned your Proxy Card to us and in such event, the Proxy Card shall be deemed to be revoked.

Sincerely,

/s/ Yujie, CHEN
Yujie, CHEN
Director and Chair of the Board

Grande Group Limited

(a BVI business company incorporated in the British Virgin Islands with limited liability)

(NASDAQ: GRAN)

Suite 2701, 27/F., Tower 1,

Admiralty Center, 18 Harcourt Road,

Admiralty, Hong Kong

NOTICE OF CLASS B MEETING

NOTICE IS HEREBY GIVEN THAT the meeting of holders of our Class B Shares (the “Class B Meeting”) of Grande Group Limited (the “Company”) will be held as a virtual-only meeting via live webcast online, on October 21, 2026 at 11:00PM Hong Kong Time (October 21, 2026 at 11:00AM U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which will be convened on the same day via live webcast online). To attend the virtual meeting, you will need to register in advance at https://meeting.vstocktransfer.com/GRANDEOCT26CLASSB. A Zoom account is required to register. Shareholders will NOT be able to attend the Class B Meeting physically in person. This proxy statement includes instructions on how to access the Class B Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Class B Meeting, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our holders of Class B Shares on or about September 30, 2026.

The Class B Meeting will have the following proposals for considering and voting:

Proposal		Board Vote Recommendation

1.	RESOLVED THAT:

	The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);	FOR

2.	RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

FOR
3.	RESOLVED THAT:
	Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.	FOR

As of the date of this Notice of the Class B Meeting (the “Notice”), we have not received notice of any other matters that may be properly presented at the Class B Meeting.

The Board has fixed the close of business on September 23, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Class B Meeting or any adjournment or postponement thereof. Only holders of Class B Shares on the Record Date are entitled to receive notice of and to vote at the Class B Meeting or any adjournment or postponement thereof.

The approval of each of the foregoing proposals shall be conditional upon the passing of a resolution by each of (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary General Meeting.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE CLASS B MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE CLASS B MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Class B Meeting and at any adjournments or postponements of the Class B Meeting.

We cordially invite holders of our Class B Shares to attend the Class B Meeting. However, holders of Class B Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the Class B Meeting, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. Holders of Class B Shares who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person online at the Class B Meeting. Whether or not you plan to attend the Class B Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Class B Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the proposals to be considered at the Class B Meeting.

I want to thank all holders of our Class B Shares as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Yujie, CHEN
Yujie, CHEN
Director and Chair of the Board

September 23, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

GRANDE GROUP LIMITED

Suite 2701, 27/F., Tower 1,

Admiralty Center, 18 Harcourt Road,

Admiralty, Hong Kong

CLASS B MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 21, 2026, AT 11:00PM HONG KONG TIME (OCTOBER 21, 2026 AT 11:00AM U.S. EASTERN TIME)

PROXY STATEMENT

The Board of Directors of Grande Group Limited (the “Company”) is soliciting proxies for the meeting of holders of Class B ordinary shares (the “Class B Meeting”) of the Company to be held as a virtual-only meeting via live webcast online at https://meeting.vstocktransfer.com/GRANDEOCT26CLASSB, on October 21, 2026 at 11:00PM Hong Kong Time (October 21, 2026 at 11:00AM U.S. Eastern Time) (or shortly after the conclusion or adjournment of the 2026 Extraordinary General Meeting and Class A Meeting, which will be convened on the same day via live webcast online). Only holders of the Class B ordinary shares, par value US$0.00001 (the “Class B Shares”) of the Company at the close of business on September 23, 2026 (the “Record Date”) are entitled to attend and vote at the Class B Meeting or at any adjournment or postponement thereof. Holders of the Class B Shares will NOT be able to attend the Class B Meeting physically in person. This proxy statement includes instructions on how to access the virtual Class B Meeting and how to listen and vote from home or any remote location with Internet connectivity. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about September 30, 2026. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Class B Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Class B Meeting virtually, it is important that your shares be represented and voted at the Class B Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by emailing to vote@vstocktransfer.com or over the Internet at https://www.vstocktransfer.com/proxy in accordance with the instructions on your proxy card. The proxy card must be received by no later than 11:59 p.m. ET on October 20, 2026 to be validly included in the tally of shares voted at the Class B Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person online at the Class B Meeting. If you hold your shares in street name and wish to vote your shares at the Class B Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a legal proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT

THE CLASS B MEETING, THE PROXY MATERIALS AND

VOTING YOUR SHARES

WHAT IS THE PURPOSE OF THIS DOCUMENT?

This document serves as the Company’s proxy statement, including a notice (the “Notice”) of the meeting of holders of Class B ordinary shares (the “Class B Meeting”), which is being provided to Company shareholders of record at the close of business on September 23, 2026 (the “Record Date”) because the Company’s Board of Directors is convening the Class B Meeting and soliciting shareholders’ proxies to vote at the Class B Meeting on the item of business outlined in the Notice.

WHY AM I RECEIVING THESE MATERIALS?

We have sent you this proxy statement (the “Proxy Statement”), including the Notice and the enclosed proxy card and form of the Fourth Amended and Restated Memorandum and Articles of Association because the Board of Directors of the Company is soliciting your proxy to vote at the Class B Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Class B Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting virtually in person to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about September 30, 2026 to all shareholders entitled to vote at the Class B Meeting.

WHO CAN VOTE AT THE CLASS B MEETING?

Shareholders of Class B Shares of record at the close of business on September 23, 2026 the date established by the Board for determining the shareholders entitled to vote at our Class B Meeting (the “Record Date”), are entitled to vote at the Class B Meeting.

On the Record Date, 5,000,000 shares of our Class B Shares were issued and outstanding and are entitled to vote at the Class B Meeting.

On a vote by way of poll, each Company’s Class B Shares shall be entitled to one (1) vote on all matters subject to vote at class meetings of the Company.

WHAT IS A PROXY?

Our Board is soliciting your vote at the Class B Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

The card enables you to appoint Yujie, CHEN, Chair of the Board of the Company, or the Chairperson of the meeting, as your proxy to represent you at the Class B Meeting. By completing and returning the Proxy Card, you are authorizing this representative to vote your shares at the Class B Meeting in accordance with your instructions on the Proxy Card. Even if you plan to attend the Class B Meeting, it is strongly recommended to complete and return your Proxy Card before the date of the Class B Meeting just in case your plans change. If a proposal comes up for vote at the Class B Meeting that is not on the Proxy Card, the proxies will vote your shares, under your proxy, according to their best judgment. Delivery of a Proxy Card shall not preclude a shareholder from attending and voting at the meeting convened and in such event, the Proxy Card shall be deemed to be revoked.

WHAT PROPOSALS WILL BE VOTED ON AT THE CLASS B MEETING?

The Class B Meeting will have the following proposals for considering and voting:

Proposal		Board Vote Recommendation

1.	RESOLVED THAT:

	The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);	FOR

2.	RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

FOR
3.	RESOLVED THAT:

Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

FOR

The approval of each of the foregoing proposals shall be conditional upon the passing of a resolution by each of (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary Meeting.

We may also transact such other business as may properly come before the Class B Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” the Proposals.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE CLASS B MEETING?

If any other matters are properly presented for consideration at the Class B Meeting, including, among other things, consideration of a motion to adjourn or postpone the Class B Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the Class B Meeting.

WHAT CONSTITUTES A QUORUM?

One or more persons holding or representing by proxy at least fifty per cent (50%) of the votes of the Class B Shares entitled to vote at the meeting, shall be a quorum for all purposes at the Class B Meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the Class B Meeting may be adjourned or postponed to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our principal share registrar, VStock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the Class B Meeting, but you may not vote these shares in person at the Class B Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the Class B Meeting, then send that Legal Proxy and a ballot indicating your votes to “vote@vstocktransfer.com” prior to the Meeting.

HOW DO I VOTE?

If your shares are registered directly in your name with our principal share registrar, VStock Transfer, LLC, you are considered a shareholder of record. As a shareholder of record at the close of business on September 23, 2026, you can vote at the Class B Meeting by following the link under the “Resources” tab during the Meeting or using one of the following methods:

●	By Internet — Vote online, come to the Class B Meeting, please follow the instructions on the proxy card provided to you and use the control number on the proxy card as stated.

●	By Mail — Complete, sign and date the proxy card you received and return it in the prepaid envelope pursuant to its instructions. If the prepaid envelope is missing, please mail your completed proxy card to the Company’s stock transfer agent — VStock Transfer, LLC at 18 Lafayette Place, Woodmere, New York 11598. All mailed proxies must be received by the Company’s stock transfer agent, on or before 11:59 P.M. ET on October 20, 2026. If you do not indicate your voting preferences, your shares will be voted as recommended by the Board of Directors.

●	By Email —Complete, sign, date, and scan the proxy card you received and return it to the Company’s stock transfer agent — VStock Transfer, LLC — by e-mailing it to vote@vstocktransfer.com. All votes delivered by e-mail must be received by the Company’s stock transfer agent on or before 11:59 P.M. ET on October 20, 2026. If you do not indicate your voting preferences, your shares will be voted as recommended by the Board.

Sample Proxy Cards without identifying information and Control Numbers will not be accepted. If you vote via the internet or email, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet or email, do not return your proxy card.

If you are a beneficial owner whose Class B Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes. Please contact the institution holding your Class B Shares for more information.

IF I PLAN ON ATTENDING THE CLASS B MEETING, SHOULD I RETURN MY PROXY CARD?

Whether or not you plan to attend the Class B Meeting, after carefully reading and considering the information contained in this Proxy Statement, please complete and sign your Proxy Card. Then return the Proxy Card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Class B Meeting. Delivery of a Proxy Card shall not preclude a Member from attending and voting at the meeting convened and in such event, the Proxy Card shall be deemed to be revoked.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class B Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR”

Proposal		Board Vote Recommendation

1.	RESOLVED THAT:

	The rights of the Class B Shares be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”);	FOR

2.	RESOLVED THAT:

The fourth amended and restated memorandum and articles of association (the “New M&A”) in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands; and

FOR
3.	RESOLVED THAT:

Immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

FOR

Beneficial Owners: If you are a beneficial owner whose Class B Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the Class B Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the Class B Meeting, a valid, later-dated proxy. Delivery of an instrument appointing a proxy shall not preclude a Shareholder from attending and voting in person online at the Class B Meeting by following the instructions on the proxy card provided to you and using the control number on the proxy card as stated, at the Class B Meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked. If you are a beneficial owner whose Class B Shares are held through a bank, broker or other nominee, you will need to contact that person or entity to revoke your proxy.

For purposes of submitting your vote by using any one of the methods stated under the subheading “HOW DO I VOTE?” above, you may change your vote until 11:59 p.m. ET on October 20, 2026. After this deadline, unless you otherwise attend and vote at a general meeting of the Company, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the Class B Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE CLASS B MEETING?

VStock Transfer, LLC will tabulate the votes. We plan to announce preliminary voting results at the Class B Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the Class B Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

The Proposals must be passed by the holders of more than fifty per cent (50%) of the issued Class B Shares, being more than 2,500,000 Class B Shares based on the 5,000,000 Class B Shares issued and outstanding on the Record Date.

Because the required approval is measured by reference to the issued Class B Shares and not the votes cast, any shares not voted (whether by abstention, broker non-vote or otherwise) will have the same effect as a vote against the Proposals.

The approval of each of the Proposals shall be conditional upon the passing of a resolution by each of (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary Meeting.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have the same effect as a vote against each Proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Class B Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have the same effect as a vote against each Proposal.

WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE COMPANY?

Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our website at https://grande-capital.com/. The contents of that website are not a part of this Proxy Statement.

IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

WHO CAN HELP ANSWER MY QUESTIONS?

You can contact the investor relations team of the Company at +852-3890-3601 or by sending a letter to the offices of the Company at Suite 2701, 27/F., Tower 1, Admiralty Center, 18 Harcourt Road, Admiralty, Hong Kong with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL 1

VARIATION OF RIGHTS OF CLASS B SHARES

Resolved that, the rights of Class B ordinary shares of par value of US$0.00001 each (the “Class B Shares”) be varied such that (i) the voting power of the Class B Shares be changed from twenty (20) votes for each Class B Share to one hundred (100) votes for each Class B Share and (ii) each Class B Share confers no right upon the holder thereof any share in distribution by way of dividend paid by the Company and in the distribution of the surplus assets of the Company on its liquidation (the “Variation of Rights of Class B Shares”).

The approval for Proposal 1 is conditional upon the passing of a resolution by each of the following: (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary Meeting, and the Variation of Rights of Class B Shares shall become effective from the date that the New M&A (as defined below) are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands.

For the avoidance of doubt, the rights attached to the Class A Shares shall remain unchanged as set out in the current third amended and restated memorandum and articles of association of the Company.

PROPOSAL 2

AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

We are proposing to amend and restate the Company’s current third amended and restated memorandum and articles of association to reflect the Variation of Rights of Class B Shares by adoption of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Annex A to this proxy statement, subject to Proposal 1 being passed. The Fourth Amended and Restated Memorandum and Articles of Association set out the amendments to the rights of the Company’s Class B Shares.

If shareholders approve this proposal and Proposal 1 is also approved and effective, the Company’s current third amended and restated memorandum and articles of association will be amended and restated in the form of the Fourth Amended and Restated Memorandum and Articles of Association (the “New M&A”) attached as Annex A to this proxy statement with effect from the date that the New M&A are successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands.

The approval for Proposal 2 is conditional upon the passing of a resolution by each of the following: (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary Meeting, and the New M&A will become effective from the date that it is successfully filed and registered with the Registrar of Corporate Affairs in the British Virgin Islands.

PROPOSAL 3

ALLOTMENT OF CLASS B SHARES

Resolved that, immediately following completion of the matters referred to in Proposals 1 and 2 above, 7,000,000 Class B Shares be allotted and issued to Grande Holding Limited for an aggregate consideration of US$70.

The allotment serves to enhance the stability and continuity of Company’s management and governance and to support the implementation of the Company’s long term strategy, and the Board has determined that the allotment is in the best interests of the Company and is fair to the Company.

The effectiveness of Proposal 3 is conditional upon the passing of a resolution by each of the following: (i) the holders of Class A Shares voting at the relevant class meeting, (ii) the holders of Class B Shares voting at the Class B Meeting, and (iii) the shareholders voting as a single class at the 2026 Extraordinary Meeting.

 VOTE REQUIRED AND BOARD RECOMMENDATION

If a quorum is present, the resolutions must be passed by the holders of more than fifty per cent (50%) of the issued Class B Shares.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF EACH OF THE PROPOSALS

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Class B Meeting. If any other matters properly come before the Class B Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

By:	/s/ Yujie, CHEN
Name:	Yujie, CHEN
Title:	Director and Chair of the Board

September 23, 2026

ANNEX A

BVI COMPANY NUMBER: 2041206
TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS COMPANIES ACT, 2004

FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF Grande Group Limited
(As adopted by resolution of shareholders dated _____________ ) (Filed on _____________)

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Fourth Amended and Restated

Memorandum of Association

of

Grande Group Limited

A company limited by shares

(As adopted by resolution of shareholders dated _____________)

(filed on _____________)

1	Name

The name of the Company is Grande Group Limited.

2	Status

The Company shall be a company limited by shares.

3	Registered office and registered agent

3.1	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

3.2	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

3.3	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4	Capacity and power

4.1	The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph 4.1(a), full rights, powers and privileges.

4.2	There are subject to Clause 4.1, no limitations on the business that the Company may carry on.

5	Number and classes of Shares

5.1	The Company is authorised to issue a maximum of 5,000,000,000 Ordinary Shares divided into (i) 4,950,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (ii) 50,000,000 Class B Ordinary Shares with a par value of US$0.00001 each.

5.2	The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

6	Designations powers preferences of Shares

6.1	Each Class A Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)	the right to one (1) vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)	the right to an equal share in any distribution by way of dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

6.2	Each Class B Ordinary Share in the Company confers upon the Member the right to one hundred (100) votes at a meeting of the Members of the Company or on any Resolution of Members.

For the avoidance of doubt, no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a liquidation) may be made to a holder of Class B Ordinary Shares.

6.3	Class A Ordinary Shares are not convertible to Class B Ordinary Shares.

6.4	Class B Ordinary Shares are not convertible to Class A Ordinary Shares.

6.5	The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 and Regulation 6 of the Articles.

6.6	The Directors have the authority and the power by Resolution of Directors:

(a)	to authorise and create additional classes of shares; and

(b)	to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7	Variation of rights

The rights attached to Shares as specified in Clause 6 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued Shares of that class.

8	Rights not varied by the issue of Shares pari passu

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9	Registered Shares

9.1	The Company shall issue registered shares only.

9.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10	Transfer of Shares

10.1	A share may be transferred in accordance with Regulation 4 of the Articles.

11	Amendment of Memorandum and Articles

11.1	The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)	to Clauses 7 or 8 or this Clause 11.

12	Definitions and interpretation

12.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 and includes the regulations made under the Act;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of directors of the Company;

Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

Chairman of the Board and Chairman has the meaning specified in Regulation 13;

Class A Ordinary Shares mean an Ordinary Share designated by the Directors of the Company as a Class A Ordinary Share;

Class B Ordinary Shares mean an Ordinary Share designated by the Directors of the Company as a Class B Ordinary Share;

Designated Stock Exchange means the Capital Market of the Nasdaq Stock Market LLC. provided, however, that until the Shares of any class are listed on the Designated Stock Exchange, the rules of the Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

Director means any director of the Company, from time to time;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to the Class A Ordinary Shares held by such Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Class A Ordinary Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

Exchange Act means the United States Securities Exchange Act of 1934, as amended and the rules and regulations thereunder;

Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 15.

IPO means the initial public offering of securities or other rights to receive or subscribe for securities of the Company;

Listing means the listing of the Company on the Nasdaq Capital Market;

Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Officer means any officer of the Company, from time to time;

Ordinary Shares mean a share that the Company is authorised to issue and issued as a Class A Ordinary Share or as a Class B Ordinary Share. In the Articles, the term Ordinary Share shall embrace all classes of Ordinary Shares except where reference is made to a specific class;

Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of Expenses can be provided under these Articles;

relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

Resolution of Directors means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

Resolution of Members means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

SEC means the United States Securities and Exchange Commission;

Securities means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Securities Act means the United States Securities Act of 1933, as amended;

Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

12.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

12.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 6th day of August, 2020.

Incorporator

(Sd.) Rexella D. Hodge

Authorized Signatory

Vistra (BVI) Limited

Territory of the British Virgin Islands

The BVI Business Companies Act 2004

Fourth Amended and Restated

Articles of Association

of

Grande Group Limited

A company limited by shares

(As adopted by resolution of shareholders dated [date])

(filed on [date])

1	Registered Shares

1.1	Every Member is entitled to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2	Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Class A Ordinary Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5	Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7	Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically. For the avoidance of doubt, Shares shall only be traded and transferred electronically upon consummation of the IPO.

2	Shares

2.1	Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act does not apply to the Company.

2.3	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.4	No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.5	Subject to Regulation 2.6, the Company shall keep a register (the share register) containing:

(a)	the names and addresses of the persons who hold Shares;

(b)	the number of each class and series of Shares held by each Member;

(c)	the date on which the name of each Member was entered in the share register; and

(d)	the date on which any Eligible Person ceased to be a Member.

2.6	Where the Company or any of its Shares is listed on a Designated Stock Exchange, the company may keep a share register containing the information referred to in Regulation 2.5 or such other information as these Articles permit or as may be approved by a Resolution of Members.

2.7	The share register may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8	A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9	Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants or convertible securities or securities of a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine. Notwithstanding the foregoing, the Directors may also issue options, warrants, other rights to acquire shares or convertible securities in connection with the Company’s IPO.

3	Forfeiture

3.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

3.2	A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

3.3	The written notice of call referred to in Regulation 3.2 shall name a further date not earlier than the expiration of fourteen (14) days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

3.4	Where a written notice of call has been issued pursuant to Regulation 3.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

3.5	The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 3.4 and that Member shall be discharged from any further obligation to the Company.

4	Transfer of Shares

4.1	Subject to the Memorandum shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

4.2	For so long as the Shares of any class are listed on a Designated Stock Exchange, such Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange.

4.3	A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

4.4	The transfer of a Share is effective when the name of the transferee is entered on the share register.

4.5	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

4.6	Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

4.7	Except in relation to a transfer made pursuant to Regulation 4.2, the Directors may decline to register a transfer of an Ordinary Share which (i) is not fully paid up or on which the Company has a lien; or (ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four (4). If the Directors refuse to register a transfer they shall, within one (1) month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

4.8	A member wishing to transfer a Share is liable to pay to the Company a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Director may from time to time require, is paid to the Company in respect of such transfer.

4.9	The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

5	Distributions

5.1	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.2	Dividends may be paid in money, Class A Ordinary Shares, or other property.

5.3	The Company may, by Resolution of Directors, from time to time pay to the holders of Class A Ordinary Shares such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

5.4	Notice in writing of any dividend that may have been declared shall be given to each holder of Class A Ordinary Shares in accordance with Regulation 21 and all dividends unclaimed for three years after such notice has been given to a holder of Class A Ordinary Shares may be forfeited by Resolution of Directors for the benefit of the Company.

5.5	No dividend shall bear interest as against the Company.

6	Redemption of Shares and Treasury Shares

6.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

6.2	The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a Distribution where:

(a)	The Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)	The Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

6.3	Sections 60, 61 and 62 of the Act shall not apply to the Company.

6.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

6.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

6.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

6.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent (50%) of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

7	Mortgages and charges of Shares

7.1	A Member may by an instrument in writing mortgage or charge his Shares.

7.2	There shall be entered in the share register at the written request of the Member:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs 7.2(a) and 7.2(b) are entered in the share register.

7.3	Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

7.4	Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

8	Meetings and consents of Members

8.1	The Chairman of the Board may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Chairman considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the Chairman is at the time the meeting is opened.

8.2	Upon the written request of the Members entitled to exercise 30 per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

8.3	The Directors convening a meeting of the Members (including an annual general meeting) shall give not less than seven (7) days’ written notice of such meeting to:

(a)	those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)	the other Directors.

8.4	The director convening a meeting of Members may fix as the record date for determining those Members that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

8.5	A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 percent (90%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

8.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

8.7	A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

8.8	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

8.9	The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

8.10	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy. Any proxy given by the Depositary Trust Company (DTC), its nominee or any DTC participant in the customary form and in the ordinary course with respect of the Company with equity securities registered pursuant to Section 12(b) of the Exchange Act shall be deemed valid.

Grande Group Limited

I/We being a Member of the above Company hereby appoint ……………………………………………………………………………..…… of ……………………………………...……….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20[     ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20[     ].

……………………………

Member

8.11	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

8.12	A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting at a virtual place shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by way of digital or Electronic Communications equipment or software or other facilities shall not invalidate the proceedings of that meeting.

8.13	A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members. No business may be transacted at any meeting of Members unless a quorum is present at the commencement of business.

8.14	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

8.15	At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

8.16	The person appointed as chairman of the meeting pursuant to Regulation 8.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

8.17	At any meeting of the Members the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.18	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

8.19	Any Member other than an individual may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

8.20	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within seven (7) days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

8.21	Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

8.22	An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

9	Directors

9.1	The first directors of the Company shall be appointed by the first registered agent within thirty (30) days of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

9.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

9.3	The minimum number of directors shall be one and there shall be no maximum number of directors. For as long as the Shares of any class are listed or quoted on any Designated Stock Exchange, the Board of Directors shall include at least such number of Independent Directors as applicable law, rules or regulations of the Designated Stock Exchange require as determined by the Directors.

9.4	Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

9.5	A director may be removed from office with or without cause by a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent (75%) of the Members of the Company entitled to vote.

9.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

9.7	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

9.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

9.9	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

9.10	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

9.11	The directors may, or if the Shares are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

9.12	A director is not required to hold a Share as a qualification to office.

10	Powers of directors

10.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

10.2	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

10.3	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

10.4	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

10.5	The continuing directors may act notwithstanding any vacancy in their body.

10.6	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

10.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

10.8	Section 175 of the Act shall not apply to the Company.

11	Proceedings of directors

11.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other directors.

11.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

11.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

11.4	A director shall be given not less than three (3) days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

11.5	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-third of the total number of directors, unless there are only two directors in which case the quorum is two.

11.6	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

11.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

11.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

11.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

12	Committees

12.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

12.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

12.3	The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law. Each of the Audit Committee, the Compensation Committee and the Nominating Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine for such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under applicable law.

12.4	Where the Directors delegate their powers to a committee of Directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on Directors of the Company under the Act.

12.5	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

12.6	Regulations 12.5(b) and 12.5(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

12.7	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13	Officers and agents

13.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

13.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

13.3	The emoluments of all officers shall be fixed by Resolution of Directors.

13.4	The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

13.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

14	Conflict of interests

14.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

14.2	For the purposes of Regulation 14.1, a disclosure to all other Directors to the effect that a director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

14.3	A Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

15	Indemnification

15.1	Subject to the limitations hereinafter provided the Company shall indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director of the Company; or

(b)	is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other Enterprise.

15.2	The indemnity in Regulation 15.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

15.3	The decision of the directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

15.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

15.5	The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

16	Records

16.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the share register, or a copy of the share register;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

16.2	If the Company maintains only a copy of the share register or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within fifteen (15) days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of directors is kept.

16.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Members and classes of Members;

(b)	minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)	an impression of the Seal, if any.

16.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within fourteen (14) days of the change of location.

16.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

17	Registers of charges

17.1	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

18	Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

19	Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

20	Accounts and audit

20.1	The Company shall keep records and underlying documentation that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

20.2	The Directors may by Resolution of Directors appoint an auditor of the Company who shall hold office on such terms as the Directors determine.

20.3	Notwithstanding Regulation 20.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

20.4	If the office of the auditor becomes vacant by resignation or death of the auditor, or by their becoming incapable of acting by reason of illness or other disability at a time when their services are required, the Directors shall fill the vacancy and subject to Regulation 20.5, determine the renumeration of such auditor.

20.5	The remuneration of the auditors of the Company shall be fixed by the Audit Committee (if one exists).

20.6	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

20.7	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

20.8	For so long as the Shares of any class are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange,

(a)	the Directors shall establish and maintain an audit committee as a committee of the Board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the Commission and the Designated Stock Exchange subject to any available exemptions therefrom and the operation of the Act. In such case, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis;

(b)	at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Commission and/or other competent regulatory authority or otherwise under applicable law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication;

(c)	the audit committee (once established) shall meet at least once every financial quarter, or more frequently as circumstances dictate; and

(d)	the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

21	Notices

21.1	Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

21.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22	Voluntary winding up

22.1	The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 6th day of August, 2020.

Incorporator

(Sd.) Rexella D. Hodge

Authorized Signatory

Vistra (BVI) Limited